CHINA FRUITS CORPORATION

Fu Xi Technology & Industry Park,

Nan Feng County

Jiang Xi Province, P. R. China

November 11, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	China Fruits Corp.
Form 8-K
Filed October 30, 2013
Filed No. 0-22373

Dear Mr. Steve Lo:

Thank you for your comment letter dated November 4, 2013 (the "Comment Letter") with respect to the above-captioned Form 8-K. We have filed our Amendment No. 1 to the current report on Form 8-K/A of China Fruits Corp. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·	We are responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	Please amend your filing to state whether you have consulted your newly engaged accountant during the two most recent years and any subsequent interim period prior to engaging that accountant. Refer to Item 304(a)(2) of Regulation S-K. In addition, obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response:

We have amended our current report on Form 8-K/A to state that we have not consulted WWC, P.C., our newly engaged accountant, during the fiscal years ended December 31, 2012 and 2011, and the subsequent interim period prior to the engagement of WWC, P.C.

An updated Exhibit 16 letter from Lake & Associates, CPA’s LLC stating that they agree with the statements made in our amended Form 8-K is enclosed hereto.

2.	We note from your filing that PCAOB revoked the registration of your former accountant, Lake & Associates, CPA’s LLC (“Lake”), who audited your financial statements for the years ended December 31, 2011 and 2012. Please be advised, as Lake is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Lake audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please tell us by filing a supplementary correspondence via EDGAR how you intend to address the required re-audit of the 2012 financial statements by no later than November 11, 2013.

Response:

We understand that we may not include Lake’s audit reports in our filings with the Commission. We have engaged WWC, P.C. to re-audit our financial statements for the year ended December 31, 2012, which will be included in our annual report on Form 10-K for the year ended December 31, 2013.

Sincerely,

By:	/s/ Chen, Quanlong
Chen, Quanlong
President and Chairman